Exhibit 99.1

CORPORATE PRESENTATION August 2026 Advancing the Next Generation of Immuno-oncology NASDAQ/TASE: PPBT

2 Forward-looking Statements and Safe Harbor Certain statements in this presentation that are forward-looking and not statements of historical fact are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, but are not limited to, statements that are not statements of historical fact, and may be identified by words such as "believe", "expect", "intend", "plan", "may", "should", "could", "might", "seek", "target", "will", "project", "forecast", "continue" or "anticipate" or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. You should not place undue reliance on these forward-looking statements, which are not guarantees of future performance. Forward- looking statements reflect our current views, expectations, beliefs or intentions with respect to future events, and are subject to a number of assumptions, involve known and unknown risks, many of which are beyond our control, as well as uncertainties and other factors that may cause our actual results, performance or achievements to be significantly different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause or contribute to such differences include, among others, risks relating to: the plans, strategies and objectives of management for future operations; product development for NT219, CM24 and IM1240; the process by which such early stage therapeutic candidates could potentially lead to an approved drug product is long and subject to highly significant risks, particularly with respect to a joint development collaboration; the fact that drug development and commercialization involves a lengthy and expensive process with uncertain outcomes; our ability to successfully develop and commercialize our pharmaceutical products; the expense, length, progress and results of any clinical trials; the impact of any changes in regulation and legislation that could affect the pharmaceutical industry; the difficulty in receiving the regulatory approvals necessary in order to commercialize our products; the difficulty of predicting actions of the U.S. Food and Drug Administration or any other applicable regulator of pharmaceutical products; the regulatory environment and changes in the health policies and regimes in the countries in which we operate; the uncertainty surrounding the actual market reception to our pharmaceutical products once cleared for marketing in a particular market; the introduction of competing products; patents obtained by competitors; dependence on the effectiveness of our patents and other protections for innovative products; our ability to obtain, maintain and defend issued patents; the commencement of any patent interference or infringement action against our patents, and our ability to prevail, obtain a favorable decision or recover damages in any such action; and the exposure to litigation, including patent litigation, and/or regulatory actions; the impact of the economic, public health, political and security situation in Israel, the U.S. and other countries in which we may operate or obtain approvals for our products or our business, and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2025 and in our other filings with the U.S. Securities and Exchange Commission ("SEC"), including our cautionary discussion of risks and uncertainties under "Risk Factors" in our Registration Statements and Annual Reports. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those we have listed could also adversely affect us. Any forward-looking statement in this press release speaks only as of the date which it is made. We disclaim any intention or obligation to publicly update or revise any forward-looking statement or other information contained herein, whether as a result of new information, future events or otherwise, except as required by applicable law. You are advised, however, to consult any additional disclosures we make in our reports to the SEC, which are available on the SEC's website, https://www.sec.gov. The trademarks, tradenames, service marks and logos included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of the products or services of the Company

Snapshot: Company Highlights

1 **CAPTN-3: differentiated tri-specific platform activating both innate and adaptive immune systems**
The only platform engaging both T cells AND NK cells while incorporating a masking technology

2 **Lead program expected to enter the clinic in 2027**
IM1240 (cappedCD3x**5T4**xNKG2A), a first-in-class CAPTN-3 tri-specific antibody
Second program, IM1305 (cappedCD3x**TROP2**xNKG2A)

3 **Safety and efficacy demonstrated in IND enabling Studies**
Strong anti-tumor activity and 300× improved safety profile versus the non-masked comparator

4 **Focused on key inflection point and significant market potential to create value**
Comparable masked TCE programs secured >$1B deals at preclinical stage.
Key catalyst - results from P1 study starting from 1H 2028

5 **Solid tumors remain largely untreated by T cell engagers**
A large unmet need with no approved tri-specific option

FINANCIALS

Cash
$6.1M
As of June 30, 2026

Runway
MID 2027

Exchange
NASDAQ + TASE:
PPBT

PURPLE Biotech

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| 4 Multi-specific T cell engagers show promise in blood cancers but face major hurdles in solid tumors Imprecise Targeting Many T cell engagers are 'always on'— activating systemically instead of selectively at tumor sites Severe Toxicity Cytokine release syndrome (CRS) limits dosing and tolerability 51-90% CRS rates with current TCEs* Limited Potency Tumors escape single-mechanism therapies through adaptive resistance The Problem: T Cell Therapy Challenges in Solid Tumors *Synnott et al., Cancer, 2025 https://acsjournals.onlinelibrary.wiley.com/doi/full/10.1002/cncr.70069

CAPTN-3: A Tri-specific Platform Designed for Safer, Broader Tumor Killing

Solid tumors meet tri-specific antibodies:

CAPTN-3 activates immune cells selectively at tumors combining safety with potent anti-tumor activity

STEP 1: SAFE-INACTIVE IN BLOOD

TCE is "capped" —not triggering immune activation-while targeting the Tumor Associated Antigen (TAA)

TCE + NK cell engager + TAA



αCD3 masking moiety
T-cell-binder a-CD3 Abs
a-NK binder Abs
Cancer binder α TAA Abs
Tumor cell

→

STEP 2: ACTIVATED AT TUMOR

Tumor enzymes remove cap, activating drug precisely where needed

Masked TCE activated in TME



Protease cleavage
Cancer microenvironment

→

STEP 3: DUAL IMMUNE ATTACK

Engages both T cells AND NK cells for roader killing while binding to the TAA

Engagement



T cell
NK cell
Tumor cell

IM1240, our lead program, demonstrates improved safety at doses 300x higher than the non-capped variant with potent anti-tumor activity across preclinical studies

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| 6 CAPTN-3: Built to Stand Out Enhanced Efficacy with Improved Safety *Based on publicly available information •Masked TCE •Preclinical •$2.1b deal size 2026 • nondisclosed masked TCE •Preclinical •$850M deal size • PSMA masked TCE •Phase 1 •$1.7b deal size

Plug & Play Tri-specific Scaffold: Differentiated by Capped TCE with an NK Cell Activating Arm



Cap-HSA
CD3
TAA
NK engager
New αTAA
α 5T4
α TROP2
α EGFR
Other
αNKG2A
αNKG2D
Other
NK cell engagers



HSA
Cleavage site
Cap
anti-hCD3ε
anti-NKG2A
anti-TAA

Modular TCE architecture

- Integrates multiple TAAs or NK-activating arms
- Robust pipeline of novel candidates
- Multiple development and partnership opportunities

Differentiated TCE Platform

- **Dual immune activation** (T cells and NK cells) drives synergistic efficacy
- **Activates highly cytotoxic T-cell subsets** ($CD8^+$, γδ2), further enhanced by checkpoint modulation (NKG2A/HLA-E axis)
- **Conditionally activated design** delivers superior safety with enhanced antitumor activity
- **Enhanced pharmacokinetics and stability** via novel capping design and **human serum albumin (HSA)**
- Tumor-selective activation via **multi-protease**–mediated cap cleavage; **non-capped TAA design** enables efficient targeting across multiple tumor types and optimal immune engagement

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| 8 Plug & Play Platform Capabilities In-Vivo Validation 8 CD3x5T4xNKG2D Pipeline and Platform Candidates Demonstrations Sustained tumor regression across multiple tri-specifics targeting TAAs and NK receptors CD3x5T4xNKG2A CD3xTROP2xNKG2A

| 9 Activating Both Innate and Adaptive Immune Responses Multi MOA: Activation of T cells through CD3 engagement, NKG2A inhibition and NK cell activation. Dual role for NKG2A inhibition in unleashing both T-cell and NK-cell activity Stimulates both helper (CD4+) and killer (CD8+) effector T cells via CD3 targeting Dual mechanism: turns on killer T cells and blocks an immune "off switch" to unleash a stronger attack on tumors Activates NK cells by blocking the inhibitory NKG2A–HLA-E interaction CAPTN-3 CAPTN-3 CAPTN-3

10 PROGRAM INDICATION PRECLINCAL PHASE 1 PHASE 2 COLLABORATOR KEY 2026-27 MILESTONES IM1240 Capped-CD3x5T4xNKG2A Solid Tumors TOX, IND, Ph 1 Initiation IM1305 Capped-CD3xTROP2xNKG2A Solid Tumors Major Inflection Point Expected After Proof-of-Concept Study within Two Years : Comparables are +$1B A CAPTN-3 Pipeline Dedicated to Advancing Oncology Therapies

IM1240 Non-Human Primate Data:

Masking extends half-life, increases exposure and reduces cytokine release at ~300-fold higher dose vs non capped



Plasma concentrations
100.00
10.00
1.00
0.10
0.01
Plasma conc. (nM)
IM1240 (0.1 mg/kg) - Masked
IM1222 (0.1 mg/kg) - Non Masked
0
20
40
60
80
100
120
140
160
180
Time (hrs)

Pk parameter		IM1240 / IM1222 0.1 mg/mL
$T_{1/2}$	hrs	X 8
$AUC_{0-\infty}$	h·µg/mL	X 16
Clearance	mL/h/kg	X 0.07



Serum cytokine levels
IL-6
6000
5000
4000
3000
2000
1000
0
IL-6 (pg/mL)
0.03 mg/kg
IM1222
10 mg/kg
IM1240
TNF-α
800
700
600
500
400
300
200
100
0
TNF-α (pg/mL)
0.03 mg/kg
IM1222
10 mg/kg
IM1240

Non-GLP dose range finding (DRF) study in NHP

- **Safety**: Improved safety at doses up to 300-fold higher than a non-capped comparator (IM1222)
- **Pharmacokinetics**: Higher exposure and extended half life via masking technology with ~14-fold slower clearance than a non-capped comparator.
- **Dose flexibility**: Higher dosing without toxicity, potentially improving efficacy

CAPTN-3 doesn't just improve safety — it unlocks doses unmasked TCEs cannot reach

11

GLP - Good laboratory Practice; DRF – Dose range finding; NHP – Non-human primates. Cytokine Release Syndrome - key safety concern with TCEs manifested by high IL-6 and TNF-α driving systemic inflammation

12 IM1240 Non-Human Primate Toxicology Data: Dose-proportional pharmacokinetics and a broad therapeutic window • IM1240 demonstrated linear, dose-proportional pharmacokinetics in NHPs, with systemic exposure and Cmax scaling predictably with dose • Exposure levels associated with tumor regression and minimal effective doses in mouse model remained well below tolerated levels in NHPs, indicating a broad therapeutic window

13 5 38 49 94 0 20 40 60 80 100 Control IM1242 IM1340 IM1240 cResponse Score CD3x5T4xNKG2A (cleavable cap) IM1240 5T4xNKG2A (non-cleavable) capped CD3) 5T4xCD3 (cleavable cap; mutated NKG2A) Patient-derived explants (PDE) of PD1 resistant 5T4+NSCLC ** Synergistic effect of the CD3 and NKG2A arms *in IL-15 KI mice TNBC MDA-MB-231 cells were s.c. inoculated 1:1 with PBMCs in IL-15 KI mice on day 0. Treatments: IV QOD 1mg/kg non-capped (IM1222) or equimolar dose 1.7 mg/kg capped (IM1240) till day 24, 8 mice per group, Follow up 20 days following treatment completion **5T4+NCSLCand aPD1-resistant Patient-Derived Explant (PDE)* at 10nM concentration ***Ex vivo patient-derived tumor explants (PDE) involve the culture of resected tumor fragments that retain the TME native architecture and immune cell array, tumor heterogeneity and the proliferative capacity (Golan 2023, Powley 2020). Fresh NSCLC patient-derived biopsy was cultured as 250um slices, treated for 96hr, fixed, and H&E slides were blindly scored for response based on cell viability and damage to the cancerous tissue according to pathological criteria. A scale of 0–100 was created with a score of 0 representing completely viable cancer tissue and a score of 100 representing no viable cancer cells. The analysis included functional (cell death) score of response (cResponse) using proprietary artificial intelligence (AI) algorithm (Curesponse). IM1240: capped-CD3x5T4xNKG2A In vivo efficacy and synergy of the CD3 and NKG2A arms Days following treatment initiation In vivo anti-tumor efficacy of IM1240 & IM1222* Effective cleavage (p<0.0001 ) • IM1240 achieved tumor regression with no recurrence • Comparable activity between capped IM1240 and non-capped IM1222 confirms efficient cap-cleavage in vivo • Disabling either arm reduced tumor killing (cResponse 38–49); the full tri-specific IM1240 nearly doubled the response (cResponse 94)

IM1240 Induces Mature TLS Formation and Drives Immune Activation NKG2A blockade is required for the effect

Spatial plot

IM1240 | IM1340 (non active NKG2A)


B Cell
CD8_T
Cancer
DC
Endothelial
Fibroblast
Lin-Vimentin+
Macrophage
NK
T
T_ex
Treg
Unknown
likely-B Cell
likely-Cancer
likely-DC
likely-Endothelial
likely-Fibroblast
likely-Lin-Vimentin+
likely-Macrophage
likely-NK
likely-T
Other/Unknown

Interaction Analysis

IM1240


B Cell
CD8_T
Cancer
DC
Endothelial
Fibroblast
Lin-Vimentin+
Macrophage
NK
T
T_ex
Treg
1
0
−1

IM1340


B Cell
CD8_T
Cancer
DC
Endothelial
Fibroblast
Lin-Vimentin+
Macrophage
T
T_ex
Treg

- **Tissue reorganization-** IM1240 treatment, compared with NKG2A loss-of-function variant IM1340, induced pronounced immune cell reorganization within the tissue.
- **TLS induction –** IM1240 induced mature tertiary lymphoid structures (TLS), which are associated with strong anti-tumor immunity and improved clinical outcomes
- **Immune-cell shift -** IM1240 increased CD8 T cells and NK cells while reducing Tregs and tumor cells, shifting the tumor microenvironment toward immune activation

PURPLE BIOTECH

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15 IM1240 Induces Apoptosis in Patient-Derived Biopsies from PD-1 Resistant Tumors Both the CD3 and NKG2A arms are required for full activity • Activity in resistant tumors: IM1240 induced apoptosis in patient-derived samples from PD1-resistlant metastatic HNSCC (n=6) and bladder cancer (n=1) • Both arms required: Loss of function in either the CD3 or NKG2A diminished activity, confirming the trispecific design drives the effect Enfortumab vedotin/pembro Resistant Bladder Cancer (n=1) 0 6 12 18 24 30 36 42 48 0 2 4 6 8 Hours Apoptotic index Medium 1242 100 nM 1340 100 nM 1240 100 nM Neo.Adj. chemo+ PD1 resistant metastatic lymph node HNSCC (n=6) 0 6 12 18 24 30 36 42 48 0 1 2 3 4 5 Hours Apoptosis index Media IM1242 [100nM] IM1340 [100nM] IM1240 [100nM] IM1242 non-cleavable cap 100nM IM1340 NKG2A mutated 100nM IM1240 capped CD3X5T4XNKG2A 100nM Medium biopsies/resections were dissociated and analyzed by Incucyte in 9 replicates. Y-axis shows arbitrary units as fold change. Work performed by Dr. Amir Horowitz, Associate Professor of Immunology and Immunotherapy, and Oncological Sciences, and a member of the Marc and Jennifer Lipschultz Precision Immunology Institute and The Tisch Cancer Institute, Icahn School of Medicine at Mount Sinai

Both CD3 and NKG2A Contribute to Anti-tumor Activity *In Vivo* (EACR 2025)

CD3 arm — primary driver

IM1240 vs. IM1242 (no CD3) · 1.5 mg/kg


No CD3 arm (IM1242)
CAPTN-3 (IM1240)
800
700
600
500
400
300
200
100
0
0 3 6 9 12 15 18 21 24 27 30 33 36 39 42 45 48
Days Post Treatment

p < 0.0001

NKG2A arm — significant benefit

IM1240 vs. IM1340 (no NKG2A) · 0.75 mg/kg


No NKG2A arm (IM1340)
CAPTN-3 (IM1240)
Tumor Volume (mm³)
700
600
500
400
300
200
100
0
0 3 6 9 12 15 18 21 24 27 30 33 36 39 42 45 48

p = 0.002

CD3 engagement drives tumor killing | NKG2A blockade adds meaningful benefit, consistent with its co-expression in CAPTN-3 target tumors

16

Significant activation of NKG2A⁺γδ2 T cells and enhanced anti-cancer activity by CAPTN-3 NKG2A Blockade Amplifies activity

A. NKG2A+γδ2 T cell activation & contribution of NKG2A arm



% CD107a+ / γδ2 TCR+ NKG2A+ cells
70
60
50
40
30
20
10
0
0.001
0.01
0.1
1
10
Ab Conc. (nM)
>20X
IM1222
IM1240
IM1322
IM1353
αNKG2A Ab

IM1222 - CD3x5T4xNKG2A
EC_{50} (IM1222) ~ 60pM

IM1322 - CD3x5T4xNKG2Amutated
EC_{50} (IM1322) ~ 1350pM

IM1353 CD3mutatedx5T4xNKG2A

IM1240 CappedCD3x5T4xNKG2A

Monalizumab – anti NKG2A

No activity

B. γδ2 T cell-mediated anti-cancer activity & contribution of NKG2A arm



%Cytotoxicity
100
90
80
70
60
50
40
30
20
10
0
0.01
0.1
1
10
Ab Conc. (nM)
10X
IM1222
IM1240
IM1322
IM1353
αNKG2A Ab

IM1222 - CD3x5T4xNKG2A
EC_{50} (IM1222) ~ 70pM

IM1322 - CD3x5T4xNKG2Amutated
EC_{50} (IM1322) ~ 700pM

IM1353 CD3mutatedx5T4xNKG2A

IM1240 CappedCD3x5T4xNKG2A

Monalizumab – anti NKG2A

- CD3 arm engagement is essential as **capped CD3 (IM1240) and CD3-mutated (IM1353) variants show no cytotoxic activity** in vitro
- The bispecific CD3x5T4 (NGK2A-mutated, IM1322) required 10-20x higher concentration to achieve comparable killing, demonstrating that **NKG2A arm blockade amplifies potency**
- Together, these data support a model in which **CD3 initiates the response and NGK2A substantially enhances the potency**

PURPLE

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NKG2A is Relevant in the Targeted Patient Population

Transcriptomic analysis of ~11,000 primary human tumors (TCGA) (ESMO-IO 2025)


HLA-E and NKG2A
P<0.0001
NKG2A (KLRC1)
HLA-E
5T4 and NKG2A
P<0.0001
NKG2A (KLRC1)
5T4 (TPBG)
TROP2 and NKG2A
P<0.0001
NKG2A (KLRC1)
TROP2 (TACSTD2)

- The Axis is Active - NKG2A and its inhibitory partner HLA-E are co-expressed across human tumors
- NKG2A expression strongly correlated to 5T4– NKG2A arm will be active in CAPTN-3 target population
- NKG2A expression strongly correlated to TROP2– reinforcing CAPTN-3 relevance across indications

NKG2A correlation with IM1240 target tumors is confirming its relevance in the intended patient population

18

Work performed by Dr. Amir Horowitz, Associate Professor of Immunology and Immunotherapy, and Oncological Sciences, and a member of the Marc and Jennifer Lipschultz Precision Immunology Institute and The Tisch Cancer Institute, Icahn School of Medicine at Mount Sinai

5T4: Sought-after Oncology Target Expressed on Solid Tumors

5T4 is highly expressed on common cancer types and relates to a poor prognosis


A
Normal
Cancer
Stomach
Colorectum
Pancreas
B
Gastric cancer
5T4High
5T4Low
P=0.0009
Percent survival
Living months
Colorectal cancer
P=0.0002
Pancreatic cancer
P=0.0002

Am J Cancer Res 2018;8(4):610-623 www.ajcr.us /ISSN:2156-6976/ajcr0074519

5T4 is a Tumor Associated Antigen prevalent in several large indications


Prevalence of 5T4 expression
96%
100%
96%
98%
94%
88%
87%
86%
% 5T4+ tumor cells
100
50
0
10%
Uterine
NSCLC-SCC
HNSCC
Prostate
Esophageal
NSCLC-AC
Bladder
TNBC

Kemper et al. LSA 2022;5:e202201481

Strong biological rationale

- Transmembrane glycoprotein, functions during **embryonic development** and **limited expression in normal** adult tissues[1]
- Associated with **cancer stem cells** → linked to relapse and resistance[2]

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1.https://doi.org/10.1016/j.semcancer.2014.07.004 2.https://doi.org/10.1158/1078-0432.CCR-16-1834

5T4: A Novel TAA with Renewed Therapeutic Potential

Broad industry interest in targeting 5T4

ADC			Bispecific Ab	TCE
TUB-030 Tubulis/ Gilead Phase 1/2	JK-06 Salubrious Early efficacy signals (ASCO 2026)	XB010 Exelixis phase 1	ALG.APV-527 Alligator phase 1	CBA-1535 Chiome phase 1

IM1240 first in class tri-specific T and NK cell engager targeting 5T4 – advantages:

- *Masked TCE* -> Tumor-selective activation, improved PK profile, reduces on-target/off-tumor toxicity and systemic T cell activation
- *NKG2A* -> overcomes immune suppression, addressed tumor variability (NK, T cells) -> increased rate of response
- Expanded therapeutic window

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21 TROP2 is Broadly Expressed Across Solid Tumors Supports its appeal as an oncology target CESC, cervical squamous cell carcinoma and endocervical adenocarcinoma; BLCA, bladder urothelial carcinoma; PRAD, prostate adenocarcinoma; LUAD and LUSC, NSCLC; ESCA, esophageal carcinoma; THCA, thyroid carcinoma; PAAD, pancreatic adenocarcinoma; UCEC, uterine corpus endometrial carcinoma; READ, Rectum Adenocarcinoma Huang et al., Eur J Nucl Med Mol Imaging, 2023 doi:10.1007/s00259-023-06454-3. • Broadly expressed across multiple solid tumors and correlate with poor prognosis • Clinically validated ADC target Kuo, Peiwen, et al. PloS one 20.4 (2025): e0321555

22 IM1305: Dose-Dependent, Sustainable Efficacy Capped CD3xTROP2xNKG2A In vivo Proof of Concept In-vivo Tumor Regression by IM1305 & IM1302* Vehicle IM1305-0.4mpk Q2D IM1305-0.8mpk Q2D IM1305-1.6mpk Q2D IM1302-1mpk Q2D 0.0 0.1 0.2 0.3 Tumor Weight (g) Mean ± SEM ✱✱✱✱ • Sustained tumor regression by IM1305. No tumor recurrence observed. • Similar results were obtained with equimolar doses of the non-capped variant, IM1302, suggesting efficient cleavage of the cap in the TME. *IM1302 is uncapped-CD3xTROP2xNKG2A. TNBC MDA-MB-231 cells were s.c. inoculated 1:1 with PBMCs on day 0 in IL15-KI BNDG mice (8 mice per group). 20 days following treatment completion tumor was removed and weighed (day 48). Statistics performed by 2-side Anova test.

Next Steps:
IM1240 and Other CAPTN-3 Antibodies and Beyond

GLP tox
2026

IND submission
2027

FIH clinical trials initiation
H1 2027

End of P1 DE
H1 2028

P1 Expansion cohorts
H2 2028

Planned IM1240 Phase 1/2 Study

- Basket trial P1 Dose escalation (**n~36**) in expected 5T4 expressing solid tumors (TNBC, esophageal, SCCHN, NSCLC, ovarian, gastric, bladder)
- Primary Objectives: Safety, tolerability and MTD
- 6 expansion cohorts (**n~127**) in selected indications to assess efficacy
- Pre-IND meeting completed with clear development roadmap

Preclinical Development Advancing with IM1305: capped-CD3xTROP2xNKG2A

One IM1240 molecule. Two immune arms. Seven indications. $44B opportunity.

NSCLC **$20B**

TNBC **$5B**

Gastric **$5B**

esophageal **$3B**

Ovarian **$5B**

Bladder **$4B**

SCCHN **$2B**

$44B TAM across indications

PURPLE BIOTECH

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| 24 T cell Engagers are Advancing: Solid Tumors Remain the Largest Unmet Need Purple Biotech: CAPTN-3 entering the clinic in 2027 $1B+ Comparable masked TCE deals closed at preclinical stage 300x Higher dosing with minimal cytokine release Only tri-specific T and NK cell engager with conditional activation — built for solid tumors FDA pre-IND completed— clear, de- risked path to the clinic NASDAQ / TASE: PPBT 2027-2028 First-in-human trial initiation Study results Modular platform with two candidates across complementary tumor targets

Snapshot: Company Highlights

1. **CAPTN-3: differentiated tri-specific platform activating both innate and adaptive immune systems**
   The only platform engaging both T cells AND NK cells while incorporating a masking technology

2. **Lead program expected to enter the clinic in 2027**
   IM1240 (cappedCD3x**5T4**xNKG2A), a first-in-class CAPTN-3 tri-specific antibody
   Second program, IM1305 (cappedCD3x**TROP2**xNKG2A)

3. **Safety and efficacy demonstrated in IND enabling Studies**
   Strong anti-tumor activity and 300× improved safety profile versus the non-masked comparator

4. **Focused on key inflection point and significant market potential to create value**
   Comparable masked TCE programs secured >$1B deals at preclinical stage.
   Key catalyst - results from P1 study starting from 1H 2028

5. **Solid tumors remain largely untreated by T cell engagers**
   A large unmet need with no approved tri-specific option

FINANCIALS

Cash
$6.1M
As of June 30, 2026

Runway
MID 2027

Exchange
NASDAQ + TASE:
PPBT

PURPLE biotech

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| 26 Leadership Team Michael Schickler, PhD Head of Clinical and Regulatory Affairs Formerly at Hoffmann-La Roche, CEO at CureTech Hadas Reuveni, PhD VP Research & Development Formerly at Keryx (NASDAQ:KERX) Gil Efron Chief Executive Officer Former Deputy CEO & CFO at Kamada (NASDAQ:KMDA) Eric K. Rowinsky, MD Chairman of the Board Former CMO at ImClone, Stemline, Board member at Biogen Inc. Shai Lankry Chief Financial Officer Former CFO at Gamida Cell Ltd. (NASDAQ:GMDA)

27 Contact Us: ir@purple-biotech.com THANK YOU

Appendix: CAPTN-3

29 • Binding to CD3 and cytotoxic effect is retained following protease cleavage of the CD3 cap • CAPTN-3 uses multiple TME-specific proteases – increasing likelihood for cleavage by broad- tumor types CD3 Cap inhibits T cell binding and cleavage restores activity: CAP advantages: improved safety, PK, and therapeutic window PBMCs mediated cytotoxicity assay Cytotoxic effect is restored following protease cleavage ELISA CD3 binding assay Binding of CAPTN-3 to CD3 is dependent on protease cleavage (no proteases) CAPTN-3 (no proteases) CAPTN-3+MMP9 CAPTN-3+UPA Ab Conc. (nM) % Cytotoxicity 0.000001 0.0001 0.01 1 0 20 40 60 80 100 ProTribody ProTribody + MMP9 TriBody (no proteases) CAPTN-3 (no proteases) CAPTN-3+MMP9

CAPTN-3 Induces Reinvigoration of Exhausted T cells

Added value of the NKG2A arm

Production of exhausted T cells by repeated stimulation



% of markers in CD8 cells
% of cells
Day 0
Day 6
% Tim-3+
% LAG-3+
% PD-1+
% NKG2A+
% of markers in CD4 cells
% of cells
Day 0
Day 6
% Tim-3+
% LAG-3+
% PD-1+
% NKG2A+

IM1222 induced reinvigoration of exhausted T cells; similar effect to fresh T cells



Exhausted T
Fresh T cells
%Cytotoxicity (Mean±SEM)
0.0001
0.001
0.01
0.1
1
IM1222 concentration (nM)

Added value of the NKG2A arm



IM1222
IM1322
IM1353
%Cytotoxicity (Mean±SEM)
CD3x5T4xNKG2A
Δ
CD3x5T4
0.001
0.01
0.1
1
Concentration (nM)

IM1222	IM1322	IM1353
CD3x5T4xNKG2A	CD3x5T4xNKG2Amutated	CD3mutatedx5T4x NKG2A
EC_{50} (IM1222) ~ 70pM	**EC_{50} (IM1322) ~ 240pM**	

NKG2A is often upregulated in exhausted $CD8^+$ T cells in the TME, and these cells often co-express other inhibitory receptors such as PD-1, LAG-3, or TIM-3. The above demonstrates:

- Upregulation of T cell exhaustion markers following repeated stimulation every 2 days with CD3/CD28 beads.
- Exhausted T cells co-cultured with TNBC MDA-MB-231 cells for 24hr with increasing concentrations of IM1222 showed a significant cytotoxic effect (pM range EC50), similar to fresh T cells.
- Synergistic effect of the arms is observed, demonstrating loss of efficacy by mutating each of the CD3 or NKG2A arms

30

31 Cytokine release is 5T4-dependent and suppressed by the cap for improved safety Two safety factors through the design of the tri-specific Ab: the TCE capping and the advantage of its TAA arm: • Safety factor #1: The capped variant vs the non capped, showed a decreased IFN release > 150-fold • Safety factor #2: In the absence of 5T4-expressing cancer cells, the non-capped variant showed a decreased IFN release ~50-fold

CM24: an α-CEACAM1* mAb Significant opportunity in multiple large indications with unmet medical need Clinical POC achieved in PDAC *Carcinoembryonic Antigen Cell Adhesion Molecule

CM24: Targeting CEACAM1 expressing tumors

Attractive new target	• CEACAM1 is **overexpressed** in >90% of colon, pancreatic and bladder cancers and in >70% in lung, gastric and biliary tract cancers • CEACAM1 is a part of the **Neutrophil Extracellular Traps (NETs) structure**
Demonstrated mechanism of action	• CM24 increases **T cell and NK cell-mediated cytotoxicity** against tumors • CM24 **binds** to CEACAM1 on NETs and **inhibits NET-related activities** • CM24 shows benefits in combination with immuno-oncology treatments
PoC Clinical efficacy	• 19% reduction in risk of death (HR=0.81) and 25% reduction in the risk of progression or death (HR=0.75) and 25% ORR, in **metastatic PDAC** as second-line treatment • **Potential biomarkers:** Serum CEACAM1 and MPO, CEACAM1^{+} tumor cells and CPS
Sizable market potential	• **Large opportunities** to leverage the MoA in multiple indications (lung, colon, GI etc.) • Significant unmet medical need in pancreatic ductal adenocarcinoma (PDAC), the most common form of pancreatic cancer

33

34 CM24: Immune modulation of CEACAM1 expressing TMEs Markel et al, J Immunol 2002, 2006; Immunology, 2008; Cancer Immunol Immunother 2010; Ortenberg et al, Mol Cancer Ther 2012; Zhou, 2009; Li, 2013; Huang, 2015; Acharya N, et al. J Immunotherapy Canc 8:e911-22, 2020.; Gerstel, D. et al. CEACAM1 creates a pro-angiogenic tumor microenvironment that supports tumor vessel maturation. Oncogene 30, 4275–4288 (2011), *Beauchemin N, Cancer Metastasis Rev 32, 643-671 (2013) CEACAM1 expression on tumor and tumor-infiltrating immune cells in PDAC CEACAM1 scoring in PDAC TMA vs normal tissues Representative examples of CEACAM1 immunohistochemical images of pancreatic adenocarcinoma and normal tissues CD PDAC tumor cells Normal 80µm 80µm 80µm 80µm CEACAM1+ CD8+ CD CEACAM1+NK cells Immune cells Tumor CD8+T & NK Cells CEACAM1 CEACAM1 CEACAM1 CEACAM5 CM24 Activating the immune response Making the tumor visible TME- Tumor Microenvironment

CM24 blocks NET-related activities by CEACAM1 inhibition

CEACAM1 is a part of the **Neutrophil extracellular traps (NET)** structure



IL-8, IL-1β, HMGB1,……
① NETs in the primary tumor
Tumor-derived exosomes
Hypoxia
CM24
CCAM1
MMP9
NE
② NETs in local invasion
⑤ NETs in the extravasation step in distant organs
NE
NE
CM24
③ NETs in the circulation system
CCAM1
CM24
Activated platelets
④ NETs promote tumor-associated thrombosis
Sustained inflammation
NE
MMP9
Remodeled laminin
Cancer cell
Dormant cancer cell
Neutrophil
Endothelial cell
Activated endothelial cell
NETs
Platelet
Activated platelet
ECM
⑥ NETs activate dormant cancer cells

NETs are web-like structures involved in:

- Tumor immune evasion
- Tumor progression
- Metastasis
- Cancer-associated thrombosis

CM24 binds to CEACAM1 on NETs



MPO (green) DAPI (blue), CM24 (red)



CM24 (red)

35

(adapted from 'Chen, Q et al. Cancers 2021, 13, 2832'); *Rayes RF, et al. Neutrophil Extracellular Trap-Associated CEACAM1 as a Putative Therapeutic Target to Prevent Metastatic Progression of Colon Carcinoma. J Immunol. 2020; NETs Primed intercellular communication in cancer progression as a promising therapeutic target [Shang et al. Biomarker Research (2023) 11:24]*

Large market opportunity based on CEACAM1 expression in PDAC

Key PDAC Statistics

- ~60K new cases/year in the US[1]; 140K new cases in EU in 2023
- 5-year relative survival rate of 12%[1]
- 2nd line chemo has 5-year overall survival rate of 3%[1]
- 2nd line Overall Survival of 6 to 8 months[2,3,4]

Limited Treatment Options


Advanced PDAC
PS 0-1 Bilirubin <1.5xULN No comorbidities
PS 2 Bilirubin ≤1.5xULN
PS 2 & KPS <70 Bilirubin >1.5xULN
PS 3-4
1st L
FOLFIRINOX NALIRIFOX
Gem/nab
Gem/nab
Gem
BSC
2nd L
Gem/nab
Nal-IRI/5FU/LV mFOLFOX6

pan-RAS inhibitor advancing in Phase 3 as second-line treatment

CM24 Opportunity

- CEACAM1 expression correlates with poor prognosis in pancreatic cancer[5]
- Clinical and preclinical data support targeting patients based on CEACAM1 levels
- Synergy of CM24 with currently marketed IO therapies

Market opportunity in additional indications based on CEACAM1 expression

1.https://seer.cancer.gov/statfacts/html/pancreas.html , 2. De Jesus VHF, Camandaroba MPG, Calsavara VF, Riechelmann RP. 3. Systematic review and meta-analysis of gemcitabine-based chemotherapy after FOLFIRINOX in advanced pancreatic cancer. Therapeutic Advances in Medical Oncology. 2020;12. doi:10.1177/1758835920905408 4. Wang-Gillam A, Hubner RA, Siveke JT, et al. NAPOLI-1 phase 3 study of liposomal irinotecan in metastatic pancreatic cancer: Final overall survival analysis and characteristics of long-term survivors. Eur J Cancer. 2019;108:78-87. doi:10.1016/j.ejca.2018.12.007 .5. Calinescu et al, Journal of Immunology Research 2018: 7169081; Carcinoembryonic antigen-related cell adhesion molecules (CEACAM) 1, 5 and 6 as biomarkers in pancreatic cancer, DOI:10.1371/journal.pone.0113023

36

Completed Randomized Phase 2 Combination Study

(NCT04731467)

A randomized Bayesian study of CM24 in combination with nivolumab plus SoC chemotherapy in 2nd line PDAC patients*

Primary endpoint : OS

Secondary endpoints: PFS, ORR, DCR

OS rate @ 6 & 12 months, PFS rate @ 3 & 6 months

Exploratory biomarkers:

Serum & tumor CEACAM1,

NET marker (Myeloperoxidase-MPO),

PDL1

PDAC patients progressing on or after 1st line standard of care chemotherapy

Randomized n=31

1:1

Experimental arm
CM24 + nivolumab & Nal-IRI/5FU/LV
n=16

Control arm
Nal-IRI/5FU/LV
n=15

Demographics and patient characteristics (ITT)

	Nal-IRI/5FU/LV	
Characteristic	**Experimental (n=16)**	**Control (n=15)**
Age (median)	66.0	68.0
Male (n, %)	10 (62.5)	8 (53.3)
Female (n, %)	6 (37.5)	7 (46.7)
Race/ white (n, %)	15 (93.8)	14 (93.3)
BMI (median)	23.4	23.1
ECOG (n, %) 0	5 (31.3)	3 (20.0)
1	11 (68.8)	12 (80.0)
Time from initial diagnosis (median, m)	17.8	17.6
Time from most recent disease progression (median, m)	1.0	1.0
BOR CR/PR to prior line (%)	6.3	33.3
BOR SD to prior line (%)	37.5	26.7
BOR CR/PR/SD to prior line (%)	43.8	60.0
Tumor M1 stage at study entry: N (%)	14 (87.5)	14 (93.3)
Pancreaticoduodenectomy	0 (0.0)	1 (6.7)

Safety- well tolerated

Grade ≥3 TEAE	Nal-IRI/5FU/LV	
	Experimental (n=16) N (%)	**Control (n=15) N (%)**
Neutropenia	2 (12.5)	0 (0.0)
Diarrhea	4 (25.0)	1 (6.7)
Fatigue	2 (12.5)	0 (0.0)
Anaemia	0 (0.0)	0 (0.0)
Nausea	1 (6.3)	0 (0.0)
Vomiting	1 (6.3)	0 (0.0)
Thrombocytopenia	0 (0.0)	0 (0.0)
White blood cell count decreased	0 (0.0)	0 (0.0)

*The other part of the study with gemcitabine/nab-paclitaxel regimen (n=32) was affected by informative censoring hence non interpretable

37

38 Phase 2 Efficacy Proof of Concept demonstrated: Consistent efficacy across all endpoints ➢Higher objective response rate (ORR) (25% vs 6.7%) ➢Higher disease control rate (DCR) (62.5% vs 46.7%) ➢Consistent and continuous decrease of CA19-9 Median CA 19-9 levels % change in tumor size ➢19% reduction in risk of death (HR=0.81) and 25% reduction in the risk of progression or death (HR=0.75) ➢Prolongation of 2.3 months in median overall survival and 1.9 months in median progression-free survival Overall Survival Progression Free Survival Experimental Control Experimental Control

Phase 2 Biomarkers analysis in serum or tumor

Significantly improved OS, PFS and ORR

Serum/tumor CEACAM1 enriched patients

CEACAM1+Tumor cell H score 115-275 or Serum CEACAM1 6K-15K pg/mL


HR = 0.22
(CI 0.07-0.7)
Δ median=3.7m
P = 0.006
Overall Survival
Time (Months)
Number at risk
Exp 8 8 8 7 4 2 0
Cont 8 6 4 2 1 0 0


HR = 0.05
(CI 0.01-0.44)
Δ median =2.9m
P = 0.0003
Progression Free Survival
Time (Months)
Number at risk
Exp 8 7 5 3 1 0
Cont 8 3 0 0 0 0

Statistically significant results in patients with pre-treatment **serum CEACAM1 levels (6K-15K pg/mL) or tumor CEACAM1 expression (H-score 115-275)**

- **78% reduction** in risk of death (**HR 0.22**, p 0.006) and **95% reduction** in the risk of progression or death (**HR 0.05**, p 0.0003)
- **Prolongation of 3.7 months** in median overall survival **and 2.9 months** in median progression-free survival
- **Higher** objective response rate (**ORR) (37.5% vs 0%)**

serum CEACAM1 or MPO enriched patients

6K < sCCAM1 < 15K pg/mL or 200 < MPO < 600 ng/mL


HR = 0.39
(CI 0.16-0.98)
Δ median=2.4m
P = 0.039
Overall Survival
Time (Months)
Number at risk
EXP 13 13 11 7 5 2 0
CONT 11 9 7 4 1 0 0


HR = 0.28
(CI 0.11-0.73)
Δ median=2.2m
P = 0.006
Progression Free Survival
Time (Months)
Number at risk
EXP 13 10 6 4 2 0
CONT 11 4 1 0 0 0

Statistically significant results in patients with baseline **serum CEACAM1 or serum MPO levels representing 80% of patients in the study:**

- **61% reduction** in risk of death (**HR = 0.39,** p 0.039) and **72% reduction** in the risk of progression or death (**HR=0.28,** p 0.006)
- **Prolongation of 2.4 months** in median overall survival and **2.2 months** in median progression-free survival
- **Higher** objective response rate (**ORR) (30.7% vs 0%)**

39

NT219: Small Molecule Degrader of IRS 1/2 and Blocker of STAT3 Recurrent/Metastatic Head & Neck Cancer (R/M SCCHN)

NT219: Novel IRS1/2 and STAT3 dual inhibitor for multiple indications

Innovative MOA	• **Covalently** binds to Insulin Receptor Substrate **IRS1/2** and leads to their **degradation** • Dual inhibitor of **STAT3 & IRS1/2**, both required to overcome drug resistance • Affects both the **tumor and the TME** • Suppresses **cancer stem cells**
Robust preclinical package	• **Outstanding efficacy** in various PDX models in monotherapy and in combination • Potential in **EGFRi, MAPKi and ICI resistant cancers**
Clinical Stage	• **No DLTs** in monotherapy or in combination • **Early clinical proof-of-mechanism** • Activated IGF1R and STAT3 identified as potential **predictive biomarkers** • **RP2D determined at 100 mg/kg, Phase 1 concluded. Phase 2 initiated**
Broad Market Potential	• Opportunity to **establish a Standard of Care** in 2L r/m SCCHN patients • **Multiple market upsides** in combination with approved cancer treatments • **NT219 is the only IRS degrader available** for clinical investigation

PURPLE BIOTECH

41

42 Dose escalation in combination with cetuximab: Well tolerated, target exposure reached, responses observed • NT219 was well tolerated as monotherapy and in combination with cetuximab; No DLTs reported • Human Equivalent Dose exposure was reached at 50 mg/kg • RP2D determined at 100 mg/kg IRS2 in the biopsy tumor cells Activated STAT3 in the TME SCCHN patient NT219+cetuximab Nuclear pSTAT3 H-Score Membranal IRS2 H-Score pre-treatment Post treatment pre-treatment Post treatment Target engagement demonstrated in patients' biopsies Dose-proportional increase in AUC and Cmax values

43 Monotherapy efficacy: • 20 evaluable patients (all doses): 2 PR (confirmed-GEJ, unconfirmed-PDAC), 5 SD Efficacy overview of combination arm in SCCHN patients: • 16 evaluable patients (all doses 6, 12, 24, 50, 100 mg/kg) • Median follow-up of 9.4 months (95% CI: 3.4-10.0) • Out of 8 treated with active doses (50 and 100 mg/kg): • 2 confirmed PRs; 3 SD • ORR:25%, DCR: 62.5% Biomarker analysis at 50mg/kg dose of NT219 with cetuximab: • Significant differences in the activated pIGF1R and pSTAT3 were revealed in the 2 responders (PR) compared to the 2 non- responders (PD), verified in the 100mg/kg cohort. NT219: Activity in mono and combo dose escalation Numbers under horizontal line designate NT219 dose in mg/kg; P = HPV positive; N = HPV negative -70 -60 -50 -40 -30 -20 -10 0 10 20 30 40 50 60 70 80 90 100 100 (N) 24 (N) 12 (N) 24 (P) 50 (P) 100 (N) 24 (P) 12 (P) 100 (N) 12 (N) 100 (N) 6 (N) 50 (N) 50 (N) 50 (N) Best % change from baseline NT219+cetuximab Waterfall for tumor size change

44 Activated pIGF1R and STAT3, NT219 targets, as potential predictive biomarkers Biomarker analysis at the effective doses of NT219 (50&100mg/kg) with cetuximab: • Significant differences in the pretreatment levels of activated pIGF1R and pSTAT3 were revealed in the responders (PR) compared to the non-responders (PD,SD) • The findings at the 50mg/kg were verified at the 100mg/kg dosed patients Responders (PR) Non-responders (PD) Responders (PR) Non-responders (PD)

45 Phase 2: NT219 + pembro or cetuximab in patients with R/M HNSCC Phase 2 study initiated June 2025 Lead PI: Antonio Jimeno MD, PhD; U. Colorado Recurrent metastatic HNSCC ECOG PS 0-2 RECIST measurable disease n=58 N219 100mg/kg Q1W+ pembro 200mg Q3W n=10 +19 Simon 2 stage N219 100mg/kg Q1W+ cetuximab 400mg/m2 -> 250mg/m2 n=10 +19 Simon 2 stage R 1st Line ICI Naive 2nd Line 3rd Line Cohort 1 Cohort 2